EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

IsoEnergy Ltd.

We consent to the use of our report dated February 26, 2026, on the consolidated financial statements of IsoEnergy Ltd. (the Company), which comprise the consolidated statements of financial position as at December 31, 2025 and December 31, 2024, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes, which is included in the Annual Report on Form 40-F dated February 26, 2026 of the Company.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-292714) on Form F-10 of the Company and in the Registration Statement (No. 333-287876) on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants
February 26, 2026
Vancouver, Canada